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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

ROTOBLOCK CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

778791 103

(CUSIP Number)

300 B Street
Santa Rosa, CA 95401

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

• The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778791 103

  1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

            Chien Chih-Liu

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
           (b)

  3. SEC Use Only

  4. Source of Funds (See Instructions)

                                                                  00

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ____

  6. Citizenship or Place of Organization.

USA

Number of Shares	7.	Sole Voting Power	17,000,000
Beneficially Owned	8.	Shared Voting Power	0
by Each Reporting	9.	Sole Dispositive Power	17,000,000
Person With	10.	Shared Dispositive Power	0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                                                17,000,000 shares of Common Stock

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  13. Percent of Class Represented by Amount in Row (11)

                                                                                      30%

  14. Type of Reporting Person (See Instructions)

                                                                        00

Item 1.   Security and Issuer

Common Stock
Rotoblock Corp
300 B Street
Santa Rosa, CA 95401

Item 2.   Identity and Background

(a)           Chien Chih-Liu
(b)           125 Mt. Baldy Ct., Roseville, CA 95747
(c)           President/CEO
(d)           Mr. Liu has not been convicted in any criminal proceeding of the type described inSchedule 13D during the past five years.
(e)           Mr. Liu has not been a party to a civil proceeding of the type described in Schedule 13Dduring the past five years
(f)           USA

Item 3.   Source and Amount of Funds or Other Consideration

The securities were issued to Mr. Liu as compensation in lieu of cash payment.

Item 4.   Purpose of Transaction

The purpose of the transaction was to pay compensation to Mr. Liu.

Item 5.   Interest in Securities of the Issuer

(a)           17,000,000 shares of Common Stock representing 31% of the issued and outstandingCommon Stock after the issuance of the shares acquired.
(b)           Sole voting power over 12,000,000 shares of Common Stock
(c)           none
(d)           not applicable
(e)           not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.   Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009

Signature: /s/ Chien Chih-Liu
 Name/Title: President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall he typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)